SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 24, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 23, 2013.

ING prices offering of ING U.S. shares at USD 29.50 per share

ING announced today the pricing of 33 million shares of common stock of ING U.S., Inc., its U.S.-based retirement, investment and insurance subsidiary. Based on the final price of USD 29.50 per share, the offering size is approximately USD 974 million (approximately EUR 706 million at current exchange rates). The offering represents a stake of approximately 13%, reducing ING Group’s ownership to approximately 59% following the closing of the transaction. ING Group intends to use the net proceeds of the transaction for the reduction of Group core debt.

In addition, ING Group has granted the underwriters in the offering an option, exercisable within 30 days, to acquire up to 5 million shares from ING Group at the offering price. If fully exercised, this option would further reduce ING Group’s ownership in ING U.S. to approximately 57%.

ING has previously announced its intention to divest its remaining stake in ING U.S. over time, in line with its strategy to separate and divest its insurance and investment management businesses. In this context, ING sold shares of ING U.S. through an initial public offering in May 2013. ING U.S. common stock is listed on the New York Stock Exchange under the ticker symbol “VOYA”.

Closing of the offering is expected to occur on 29 October 2013, subject to customary closing conditions. Once the offering is completed, ING Group is subject to a lock-up period of 90 days from today.

The transaction announced today will not impact the profit and loss account of ING Group. The transaction is expected to have a negative impact of approximately EUR 0.5 billion on the Shareholders’ Equity of ING Group (excluding the possible exercise of the underwriters’ option to purchase additional shares). This amount reflects the difference between the net proceeds of the transaction and the estimated IFRS book value of the stake being sold. The actual amount of any decrease in ING Group Shareholders’ Equity will be reflected in the fourth-quarter financial statements of ING Group.

The registration statement relating to these securities has been filed with the SEC and has become effective. The offering of these securities will be made only by means of a prospectus. This press release does not constitute an offer to sell, or a solicitation of any offer to buy, any securities.

Press enquiries ING Group	Investor enquiries ING Group
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 576 6396
Frans.Middendorff@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: October 24, 2013